UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Amendment No. 8)

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

D.E MASTER BLENDERS 1753 N.V.

(Name of Subject Company)

D.E MASTER BLENDERS 1753 N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, nominal value €0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Robin Jansen

Oosterdoksstraat 80

1011 DK Amsterdam

The Netherlands

+31 20-558-1014

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

A. Peter Harwich	Onno van Klinken
Allen & Overy LLP	General Counsel & Secretary
1221 Avenue of the Americas	Oosterdoksstraat 80
New York, New York 10020	1011 DK Amsterdam
+1 (212) 610-6300	The Netherlands
+31 20-558-1753

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 8 amends and supplements the Solicitation/Recommendation on Schedule 14D-9 initially filed with the SEC on June 6, 2013 (as previously filed with the SEC, as the same may have been or may be further amended or supplemented from time to time and, together with the exhibits and annexes attached hereto, this “Statement”) relating to the ordinary shares, nominal value of EUR 0.12 per share, of DEMB.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following at the end of Item 8:

“Oak Leaf B.V. Makes Certain Regulatory Announcements

On September 9, 2013, Oak Leaf B.V. issued a press release and summary advertisement announcing that the Acceptance Period under the Offer will expire at 17:40 hours CET (11:40 hours EST) on September 17, 2013 and advised Shareholders that, subject to the terms and conditions of the Offer, the minimum Acceptance Level may be waived after the expiration of the Acceptance Period to a minimum Acceptance Level of 80% of the Shares. The press release also reminded Shareholders that withdrawal rights terminate following the expiration of the Acceptance Period.

The press release issued by Oak Leaf B.V. is filed as Exhibit (a)(5)(L) and the summary advertisement is filed as Exhibit (a)(1)(J) to the Schedule TO and are incorporated herein by reference.”

Item 9.	Exhibits

Item 9 of the Statement is hereby amended to add the following exhibits:

(a)(27)	Press Release dated September 9, 2013 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on September 9, 2013).

(a)(28)	Summary Advertisement, published September 9, 2013 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(J) to the Schedule TO filed by Donata Holding SE, Donata Holdings B.V., JAB Holdings II B.V., JAB Forest B.V., Acorn Holdings B.V., Acorn B.V. and Oak Leaf B.V. on September 9, 2013).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D.E MASTER BLENDERS 1753 N.V.

/s/ Michel M.G. Cup
Michel M.G. Cup
Chief Financial Officer

Date: September 9, 2013